Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Farfetch Limited

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

30744W107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30744W107	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons José Neves
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Portugal
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,696,377
	6	Shared Voting Power 42,858,080
	7	Sole Dispositive Power 1,696,377
	8	Shared Dispositive Power 42,858,080
9	Aggregate Amount Beneficially Owned by Each Reporting Person 44,554,457
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.9%
12	Type of Reporting Person IN

CUSIP No. 30744W107	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons TGF Participations Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Isle of Man
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 42,858,080
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 42,858,080
9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,858,080
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.3%
12	Type of Reporting Person OO (limited company)

CUSIP No. 30744W107	Schedule 13G	Page 3 of 7

ITEM 1.	(a)	Name of Issuer:

Farfetch Limited (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

The Bower, 211 Old Street, London EC1V 9NR, United Kingdom

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

José Neves
TGF Participations Limited

	(b)	Address or Principal Business Office:

The address of Mr. Neves is c/o Farfetch Limited, The Bower, 211 Old Street, London EC1V 9NR, United Kingdom. The address of TGF Participations Limited is Grosvenor House, 66-67 Athol Street, Douglas, Isle of Man IM1 1JE.

	(c)	Citizenship of each Reporting Person is:

Mr. Neves is a Portuguese citizen. TGF Participations Limited is organized under the laws of the Isle of Man.

	(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.04 per share (“Class A Ordinary Shares”)

	(e)	CUSIP Number:

30744W107

ITEM 3.
Not applicable.

CUSIP No. 30744W107	Schedule 13G	Page 4 of 7

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of the date hereof, based upon 256,637,577 Class A Ordinary Shares outstanding as of November 7, 2018 and assumes the conversion of the Class B Ordinary Shares, par value $0.04 per share (“Class B Ordinary Shares”) of the Issuer held by the Reporting Person into Class A Ordinary Shares on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
José Neves	44,554,457	14.9%	1,696,377	42,858,080	1,696,377	42,858,080
TGF Participations Limited	42,858,080	14.3%	0	42,858,080	0	42,858,080

José Neves is the beneficial owner of 44,554,457 Class A Ordinary Shares, which includes: (i) 1,696,377 Class A Ordinary Shares held of record by Mr. Neves and (ii) 42,858,080 Class A Ordinary Shares issuable upon conversion on a one-for-one basis of Class B Ordinary Shares held of record by TGF Participations Limited.

Mr. Neves is the only named beneficiary and exercises voting and investment power over the securities held of record by TGF Participations Limited and may be deemed to share beneficial ownership of the Class B Ordinary Shares held of record by TGF Participations Limited.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 30744W107	Schedule 13G	Page 5 of 7

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 30744W107	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

José Neves

/s/ José Neves

TGF Participations Limited

By:	/s/ Nicole Hewson
Nicole Hewson for and on behalf of Wilton Directors (IOM) Limited

By:	/s/ Theunis Bassage
Theunis Bassage for and on behalf of Wilton Directors (IOM) Limited

CUSIP No. 30744W107	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.